UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8F

     Application for Deregistration of Certain Registered Investment Companies

   I.   General Identifying Information

   1.   Reason fund is applying to deregister (check only one):

        [x] Merger
        [ ] Liquidation
        [ ] Abandonment of Registration
            (Note: Abandonment of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
        [ ] Election of status as a Business Development Company
            (Note: Business Development Companies answers only questions 1 through 10 of this form and complete verification at the end of the form.)

   2.   Name of fund: Phoenix Trust (the "Trust")

        (formerly known as Phoenix Zweig Trust and Zweig Series Trust)

   3.   Securities and Exchange Commission File Nos.: 811-04116 and 002-93538
                                                          -----     ---------

   4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

        [ ]   Initial Application       [x]   Amendment

   5. Address of Principal Executive Office (including No. & Street, City, State, Zip Code): 900 Third Avenue, 31st Floor, New York, NY 10022
        Mailing Address: 56 Prospect Street, P O Box 150480, Hartford, CT 06115-0480

   6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form: Matthew A. Swendiman, Counsel, Phoenix Life Insurance Company, One American Row, Hartford, CT 06102 (860/403-5246)

   7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, 31a-2]:

        NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

   All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules thereunder will be maintained at the offices of (1) the Trust at 900 Third Avenue, 31st Floor, New York, New York, 10022, (2) Phoenix/Zweig Advisers, LLC (the "Adviser") at 900 Third Avenue, New York, New York, 10022, (3) State Street Bank and Trust Company, (the "Custodian") at 1776 Heritage Drive, North Quincy, Massachusetts 02171-2197, and (4) the Trust's Transfer Agent, Phoenix Equity Planning Corporation, at 56 Prospect Street, Hartford, Connecticut 06115.

   8.   Classification of fund (check only one):

            [x]   Management company;
            [ ]   Unit investment trust; or
            [ ]   Face-amount certificate company.

   9.   Subclassification if the fund is a management company (check only one):

                  [x]   Open-end   [  ]   Closed-end

   10.State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Delaware

   11.Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated: Phoenix/Zweig Advisers, LLC (previously known as Zweig/Glaser Advisor) at 900 Third Avenue, New York, New York 10022

        Zweig Consulting LLC at 900 Third Avenue, New York, New York 10022 pursuant to a Servicing Agreement between Zweig/Glaser Advisers LLC, Zweig Total Return Advisors, Inc., and Zweig Advisors, Inc. (collectively the "Company") and Zweig Consulting LLC ("Zweig") dated March 1, 1999 resulting from an Acquisition Agreement between Phoenix Investment Partners, Ltd. and Zweig/Glaser Advisers, Euclid Advisors LLC, Zweig Total Return Advisors, Inc., and Zweig Securities Corp whereby Zweig and the Company will continue to investment advisory services to the investment companies registered under the Investment Company Act of 1940.

   12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated: Phoenix Equity Planning Corporation, at 56 Prospect Street, Hartford, CT 06115

   13.  If the fund is a unit investment trust ("UIT") provide: Not Applicable

        (a)       Depositor's name(s) and address(es):

        (b)       Trustee's name(s) and address(es):

   14.Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

            [ ]   Yes      [x]   No

            If Yes, for each UIT state:

                    Name(s):
                    File No.: 811-
                                  ------------
                    Business Address:

   15.      (a)   Did the fund obtain approval from the board of directors
concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [x]   Yes      [ ]   No

            If Yes, state the date on which the board vote took place:

                  November 19, 2003

            If No, explain:

            (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [x]   Yes      [ ]   No

            If Yes, state the date on which the shareholder vote took place:

            Phoenix Appreciation Fund -Shareholder vote took place: April
            15, 2004
            Phoenix-Oakhurst Managed Assets - Shareholder vote took place:
            March 25, 2004
            Phoenix-Oakhurst Strategy Fund - Shareholder vote took place:
            April 15, 2004

            If No, explain:

   II.      Distributions to Shareholders

   16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

            [x]   Yes      [ ]   No

            (a) If Yes, list the date(s) on which the fund made those distributions:

            Phoenix Appreciation Fund -Distribution took place: April 16,
            2004
            Phoenix-Oakhurst Managed Assets - Distribution took place:
            April 16, 2004
            Phoenix-Oakhurst Strategy Fund - Distribution took place:
            April 16, 2004

            (b)   Were the distributions made on the basis of net assets?

            [x]   Yes      [ ]   No

            (c)   Were the distributions made pro rata based on share ownership?

            [x]   Yes      [ ]   No

            (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

                  According to the Agreement and Plan of Reorganization (the "Agreement"), the Merging Series agrees to transfer all of the Merging Series' assets, to the Surviving Series, and the Surviving Series agrees in exchange therefor: i) to deliver to the Merging Series the number of full and fractional Surviving Series Shares, determined by dividing the value of the Merging Series' net assets, computed in the manner and as of the time and date set forth in the Agreement by the net asset value of one Surviving Series Share, computed in the manner and as of the time and date set forth in the Agreement; and (ii) to assume all liabilities of the Merging Series.

            (e)   Liquidations only: Not Applicable

            Were any distributions to shareholders made in kind?

            [ ]   Yes      [ ]   No

            If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

        17.Closed-end funds only: Not Applicable

            Has the fund issued senior securities?

            [ ]   Yes      [ ]   No

            If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

        18. Has the fund distributed all of its assets to the fund's shareholders?

            [x]   Yes      [ ]   No

            If No,

            (a) How many shareholders does the fund have as of the date this form is filed?

            (b) Describe the relationship of each remaining shareholder to the fund:

   19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

            [ ]   Yes      [x]   No

            If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

   III.     Assets and Liabilities

   20.      Does the fund have any assets as of the date this form is filed?

   (See question 18 above)

            [ ]   Yes      [x]   No

            If Yes,

            (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

            (b)   Why has the fund retained the remaining assets?

            (c)   Will the remaining assets be invested in securities?

            [ ]   Yes      [ ]   No

   21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

            [ ]   Yes      [x]   No

            If Yes,

            (a)   Describe the type and amount of each debt or other liability:

            (b) How does the fund intend to pay these outstanding debts or other liabilities?

   IV.      Information About Event(s) Leading to Request For Deregistration

   22.      (a)   List the expenses incurred in connection with the Merger or
Liquidation:

                  (i)   Legal expenses:   0

                  (ii)  Accounting expenses:    0

                  (iii) Other expenses (list and identify separately): $31,824
                           a. Transfer Agent expenses: $31,824

                  (iii) Total expenses (sum of lines (i) - (iii) above: $31,824

            (b)   How were those expenses allocated? Bill by class.

            (c) Who paid those expenses? Phoenix Investment Partners, Ltd. ("PXP") (pursuant to section 9 of the Agreement.)

                  Phoenix Investment Counsel, Inc. ("PIC") is the investment advisor for the Surviving Series and Phoenix/ Zweig Advisers LLC ("PZA") is the investment advisor for the Merged Series. PIC is owned directly by Phoenix Equity Planning Corporation ("PEPCO") a broker/dealer. PEPCO is direct subsidiary of PXP. PZA is a direct subsidiary of PXP.

            (d) How did the fund pay for unamortized expenses (if any)? Not applicable.

   23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

            [ ]   Yes      [x]   No

            If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

   V.       Conclusion of Fund Business

   24.      Is the fund a party to any litigation or administrative proceeding?

            [ ]   Yes      [x]   No

            If Yes, describe the nature of any litigation or proceeding any the position taken by the fund in that litigation:

   25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

            [ ]   Yes      [x]   No

            If Yes, describe the nature and extent of those activities:

   VI.      Mergers Only

   26.      (a)   State the name of the fund surviving the Merger:

                  1. Phoenix Appreciation Fund, a series of Phoenix
                  Trust merged into Phoenix Small Cap Value Fund, a series of Phoenix Investment Trust 97;
                  2.Phoenix-Oakhurst Managed Assets, a series of Phoenix Trust merged into Phoenix-Oakhurst Strategic
                  Allocation Fund; and
                  3.Phoenix-Oakhurst Strategy Fund, a series of Phoenix Trust merged into Phoenix-Oakhurst Growth & Income Fund, a series of Phoenix Equity Series Fund.

            (b) State the Investment Company Act file number of the fund surviving the Merger:

                  1.  Phoenix Investment Trust 97 - File No. 811-08343
                  2. Phoenix-Oakhurst Strategic Allocation Fund - File No. 811-01442
                  3.  Phoenix Equity Series Fund - File No. 811-08245

            (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                  1. Phoenix Investment Trust 97 - File No. 333-111392. Form Type used: Form N-14 filed December 19, 2003, Form N-14/A filed January 30, 2004 and Form 485POS filed May 19, 2004. Date the agreement was filed:
                      Form of Agreement was filed with Form N-14 on December 19, 2003.

                  2. Phoenix-Oakhurst Strategic Allocation Fund - File No. 333-111453.
                      Form Type used: Form N-14 filed December 22, 2003, orm N-14/A filed January 30, 2004 and Form 485POS iled May 19, 2004. Date the agreement was filed:
                      orm of Agreement was filed with Form N-14 on ecember 22, 2003.

                  3. Phoenix Equity Series Fund - File No. 333-111462. Form Type used: Form N-14 filed December 23, 2003, Form N-14/A filed January 30, 2004 and Form 485POS filed May 19, 2004. Date the agreement was filed:
                      Form of Agreement was filed with Form N-14 on December 23, 2003.

            (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                  Conformed signed copies of the Agreement and Plan of Reorganization for each merger:

                       Exhibit A: Agreement and Plan of Reorganization
                  dated April 15, 2004 between Phoenix Investment Trust 97 and Phoenix Trust;
                       Exhibit B: Agreement and Plan of Reorganization dated
                  April 15, 2004 between Phoenix Oakhurst Strategic Allocation Fund and Phoenix Trust; and
                       Exhibit C: Agreement and Plan of Reorganization dated
                  April 15, 2004 between Phoenix Equity Series Fund and Phoenix Trust.




                                  VERIFICATION

         The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Phoenix Trust (ii) he or she is the President of Phoenix Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

                                                   /s/ Daniel T. Geraci
                                                   --------------------
                                                       Daniel T. Geraci